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Welcome to WorldCommodity™ Funds!

Investment Strategies:

WorldCommodity Fund will invest in

- commodity-related companies involved in the agriculture, energy and metals sectors; and

- securities designed to track the performance of the **Rogers International Commodity Index-® RICI™** and its sub-indices:

  - **Rogers International Commodity Index®- RICI™**
  - **Rogers International Commodity Agriculture Index®-RICIA™**
  - **Rogers International Commodity Energy Index® -RICIE™**
  - **Rogers International Commodity Metals Index® -RICIM™**



Click here or on the thumbnail at left to open the WorldCommodity Fund Prospectus

See WCF Prospectus (HTML Version)

See a one page summary of the WorldCommodity Fund

Commodity Indexes

RICI   4488.98
RICIA 1439.77
RICIE 1236.17
RICIM 2327.69
as of February 5, 2008
RICI Charts 1998-2007

Commodity News

- ▼ **All Commodity News**
  - ▼ **Agriculture**
    - ▼ **Grains**
      - ○ **Azuki Beans**
      - ○ **Barley**
      - ○ **Canola**
      - ○ **Corn**
      - ○ **Oats**
      - ○ **Rice**
      - ○ **Soybean Meal**
      - ○ **Soybean Oil**
      - ○ **Soybeans**
      - ○ **Wheat**
    - ○ **Cocoa**
    - ○ **Coffee**
    - ○ **Cotton**
    - ○ **Lean Hogs**
    - ○ **Live Cattle**
    - ○ **Lumber**
    - ○ **Orange Juice**

WCF Email Newsletters

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- Rubber
- Sugar
- Wool
- Energy
  - Crude Oil
  - Gas Oil
  - Heating Oil
  - Natural Gas
  - Unleaded Gasoline
- Metals
  - Aluminum
  - Copper
  - Gold
  - Lead
  - Nickel
  - Palladium
  - Platinum
  - Silver
  - Tin
  - Zinc
- News Front Page
  - Jim Rogers
- RICI Components
  - RICIA Components
  - RICIE Components
  - RICIM Components

Latest News

- Wool
  Australia wool industry moves to counter boycotts - Reuters UK
  Jun 3 2008 - 02:49
- Soybean Oil
  Nation's largest plant for the alternative fuel opens

- Houston Chronicle
Jun 3 2008 - 01:34

- **Platinum**
Platinum Futures Gain in Tokyo as Oil Drives Inflation Concern - Bloomberg
Jun 3 2008 - 01:23

- **Unleaded Gasoline GPS systems position drivers to find cheaper fuel - Boston Herald**
Jun 3 2008 - 00:07

- **Unleaded Gasoline Cost of gas hurting public entities - Abilene Reporter-News**
Jun 2 2008 - 23:18

WORLDCOMMODITY FUNDS

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Fund Profile

PERFORMANCE

WorldCommodity™ Fund	WCF	RICI™*	S&P500*
Net Asset Value (06/03/2008)	**$8.87**	5301	1386
1 day	%	-	-
1 Month	%	-	-
3 month	%	-	-
Year-to-Date	**(14.38)%**	19.89%	(5.63)%
1 Year	-	-	-
Life of Fund (10/27/2006)**	**(7.36)%**	31.70%	(0.15)%

TOP 10 HOLDINGS

Security	% of Net Assets
NAMOI COTTON COOPERATIVE LTD	24.82%
MARYBOROUGH SUGAR FACTORY LTD	8.70%
CF INDUSTRIES HOLDINGS, INC.	6.13%
PGG WRIGHTSON LTD	5.07%
SASKATCHEWAN WHEAT POOL INC	5.06%

FUND SUMMARY

The WorldCommodity™ Fund seeks capital appreciation. The Fund normally invests at least 80% of total net assets in equity securities of commodity-related companies involved in the agriculture, metals, and energy sectors (both foreign and domestic); and securities designed to track the performance of a commodity index or sub-index such as:

- **Rogers International Commodity Index-® RICI™**
- **Rogers Agriculture - RICIA™**
- **Rogers Energy - RICIE™**
- **Rogers Metals - RICIM™**

MANAGEMENT

Symbol	CUSIP Number
Coming Soon- see www.morningstar.com	**981-555-105**
Morningstar.com Category	Lipperweb.com Category
Specialty-Natural Resources	**See Lipperweb.com**

Commodity Indexes

RICI   4488.98
RICIA 1439.77
RICIE 1236.17
RICIM 2327.69
as of February 5, 2008
RICI Charts 1998-2007

JG BOSWELL	4.63%
MESCO INC	4.43%
AMR CORP	4.11%
ABN AMRO BANK, N.V. MEDIUM TERM NOTES, SERIES A, linked to the RICIA [Rogers International Commodity Index® -Agriculture Excess Return]	3.58%
CATALYST PAPER CORP	2.85%
CASH & EQUIVALENTS	14.66%

As of 09/30/2007

COUNTRY

Australia	34%
United States	26%
Canada	10%
New Zealand	8%
Japan	6%
United Kingdom	4%

COMMODITY SECTOR

Agriculture	64%
Multi-Sector and Misc.	17%
Metals	4%
Energy	1%

Portfolio Manager	**Investment Adviser**
Jim Llewellyn	WorldCommodity Asset Management

SALES CHARGES & FEES

Sales Charge (Load)	None
Defferred Sales Charge (Load)	None
Redemption Fee	None

ANNUAL EXPENSES

Distribution (12b-1) Fees	None
Service (12b-1) Fees	None
Management Fees	0.90%
Other Expenses	0.70%
TOTAL ANNUAL EXPENSES	1.60%

MINIMUM INVESTMENTS

Initial	$1000
Additional	$500
IRA Initial	$500
IRA Additional	$100
AIP-Automatic Investment Plan	$500
AIP-Automatic Investment Plan Additional	$100

PURCHASE INFORMATION

Contact Information

Transfer Agent:Mutual Shareholder Services



8000 Town Centre Drive, Suite 400

Broadview Heights, Ohio 44147

Steve Muller extension 106

800-595-4922

WorldCommodity Funds, Inc.

6075 Roswell Road, Suite 450

Atlanta, Georgia 30328 USA

info@worldcommodityfunds.com

404-437-7420

For more information about the WorldCommodity™ Fund, including investment objectives, risks, fees and expenses, see the current **prospectus**. *Read the prospectus carefully before investing or sending money. Call the transfer agent (Mutual Shareholder Services, LLC) at 800-595-4922 extension 106 to request a prospectus, which contains this and other information about the fund. This site is not an offer of securities in any jurisdiction, nor is it specifically directed to a resident of any jurisdiction.*

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

* The S&P 500® Total Return Index is an unmanaged index comprised of 500 stocks selected for market capitalization, liquidity, and industry group representation. The RICI™ is an unmanaged, total return index representing 36 exchange-traded commodities. The S&P 500® and RICI™ are used for comparative purposes. The WorldCommodity Fund™ is not designed to track the S&P 500® or the RICI™ indexes and its performance will differ from these benchmarks.

**The Inception date of the WorldCommodity™ Fund is 10/27/2006. Performance for periods less than 1 year is not annualized. Performance for periods greater than 1 year is annualized.



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Fund Manager

McConnell Asset Management, LLC

McConnell Asset Management, LLC is an SEC-registered investment adviser based in **Atlanta, Georgia**. Our focus, building investment portfolios centered around natural resources both in the U.S. and internationally. McConnell was founded in 2004, with the aim of creating a family of commodity-oriented and natural resource-based mutual funds, the WorldCommodity Funds.

Today, under the name WorldCommodity Asset Management, we are providing investment advisory services to our first mutual fund; the *no-load*, and *low-cost* alternative, **WorldCommodity Fund**.

About Our Partners

INVESTMENT ADVISER

McConnell Asset Management, LLC
d/b/a WorldCommodity Asset Management
6075 Roswell Road, Suite 450
Atlanta, Georgia 30328

CUSTODIAN

Huntington National Bank, N.A.
41 South High Street
Columbus, Ohio 43215

INDEPENDENT AUDITOR

Briggs, Bunting & Dougherty, LLP
Two Penn Center Plaza, Suite 820

Commodity Indexes

RICI   4488.98
RICIA 1439.77
RICIE 1236.17
RICIM 2327.69
as of February 5, 2008
RICI Charts 1998-2007

Commodity News

▼ **All Commodity News**
  ▼ **Agriculture**
    ▼ **Grains**
      ○ **Azuki Beans**
      ○ **Barley**
      ○ **Canola**
      ○ **Corn**
      ○ **Oats**
      ○ **Rice**
      ○ **Soybean Meal**
      ○ **Soybean Oil**
      ○ **Soybeans**
      ○ **Wheat**
    ○ **Cocoa**
    ○ **Coffee**
    ○ **Cotton**
    ○ **Lean Hogs**
    ○ **Live Cattle**
    ○ **Lumber**
    ○ **Orange Juice**

Philadelphia, Pennsylvania 19102

TRANSFER AGENT, FUND ACCOUNTANT and FUND ADMINISTRATOR

Mutual Shareholder Services, LLC
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147

LEGAL

Thompson Hine, LLP
312 Walnut Street, 14th Floor
Cincinnati, Ohio 45202

Our Board of Directors

Christopher Witte, Independent Director

Terry L. Cornett, Independent Director

Jim Llewellyn, Interested Director & Officer

- **Rubber**
- **Sugar**
- **Wool**
- ▼ **Energy**
  - **Crude Oil**
  - **Gas Oil**
  - **Heating Oil**
  - **Natural Gas**
  - **Unleaded Gasoline**
- ▼ **Metals**
  - **Aluminum**
  - **Copper**
  - **Gold**
  - **Lead**
  - **Nickel**
  - **Palladium**
  - **Platinum**
  - **Silver**
  - **Tin**
  - **Zinc**
- ▼ **News Front Page**
  - **Jim Rogers**
- ▼ **RICI Components**
  - **RICIA Components**
  - **RICIE Components**
  - **RICIM Components**

Latest News

- **Wool
  Australia wool industry moves to counter boycotts - Reuters UK**
  Jun 3 2008 - 02:49
- **Soybean Oil
  Nation's largest plant for the alternative fuel opens**

- Houston Chronicle
Jun 3 2008 - 01:34

- **Platinum**
  Platinum Futures Gain in Tokyo as Oil Drives Inflation Concern - Bloomberg
  Jun 3 2008 - 01:23

- **Unleaded Gasoline GPS systems position drivers to find cheaper fuel - Boston Herald**
  Jun 3 2008 - 00:07

- **Unleaded Gasoline Cost of gas hurting public entities - Abilene Reporter-News**
  Jun 2 2008 - 23:18



Search

Prospectus

Prospectus & Applications, Shareholder Reports

Prospectus



Click here or on the thumbnail at left to open the WorldCommodity Fund Prospectus

- **Prospectus (HTML version) (PDF/Adobe)**
- **Statement of Additional Information (HTML version) (PDF/Adobe)**

Applications

- **New Account Application**
- **Account Transfer Form**

Individual Retirement Account Forms

- **New IRA Application**
- **IRA Transfer Form**

Commodity Indexes

RICI   4488.98
RICIA 1439.77
RICIE 1236.17
RICIM 2327.69
as of February 5, 2008
RICI Charts 1998-2007

Commodity News

▼ **All Commodity News**
  ▼ **Agriculture**
    ▼ **Grains**
- **Azuki Beans**
- **Barley**
- **Canola**
- **Corn**
- **Oats**
- **Rice**
- **Soybean Meal**
- **Soybean Oil**
- **Soybeans**
- **Wheat**
- **Cocoa**
- **Coffee**
- **Cotton**
- **Lean Hogs**
- **Live Cattle**
- **Lumber**
- **Orange Juice**

Individual Retirement Account Disclosures

- **Disclosure for Traditional IRA**
- **Disclosure for Roth IRA**
- **Disclosure for Coverdell/Education IRA**

These documents require the **free Adobe Acrobat Reader** to be viewed.

For more information about the WorldCommodity Fund, including investment objectives, risks, fees and expenses, see the current **prospectus**. *Read the prospectus carefully before investing or sending money. This site is not an offer of securities in any jurisdiction, nor is it specifically directed to a resident of any jurisdiction.*

- **Rubber**
- **Sugar**
- **Wool**
- ▼ **Energy**
  - **Crude Oil**
  - **Gas Oil**
  - **Heating Oil**
  - **Natural Gas**
  - **Unleaded Gasoline**
- ▼ **Metals**
  - **Aluminum**
  - **Copper**
  - **Gold**
  - **Lead**
  - **Nickel**
  - **Palladium**
  - **Platinum**
  - **Silver**
  - **Tin**
  - **Zinc**
- ▼ **News Front Page**
  - **Jim Rogers**
- ▼ **RICI Components**
  - **RICIA Components**
  - **RICIE Components**
  - **RICIM Components**

Latest News

- **Wool**
  Australia wool industry moves to counter boycotts - Reuters UK
  Jun 3 2008 - 02:49
- **Soybean Oil**
  Nation's largest plant for the alternative fuel opens

- Houston Chronicle
Jun 3 2008 - 01:34

- **Platinum**
  Platinum Futures Gain in
  Tokyo as Oil Drives
  Inflation Concern -
  Bloomberg
  Jun 3 2008 - 01:23

- **Unleaded Gasoline**
  GPS systems position
  drivers to find cheaper
  fuel - Boston Herald
  Jun 3 2008 - 00:07

- **Unleaded Gasoline**
  Cost of gas hurting public
  entities - Abilene
  Reporter-News
  Jun 2 2008 - 23:18



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Media

Press Releases and Media Coverage

10/10/2005 - Article by Tom Leswing, **www.ignites.com** **Start-Up Manager Plans Commodity Fund**

04/10/2007 - Press Release (PrimeNewswire.com) - **WorldCommodity Funds Inc. Launches No-Load Mutual Fund**

Commodity Indexes

RICI   4488.98
RICIA 1439.77
RICIE 1236.17
RICIM 2327.69
as of February 5, 2008
RICI Charts 1998-2007



INVESTING
in Global Agriculture
Metals & Energy

WORLDCOMMODITY
FUND

WORLDCOMMODITY
FUNDS

www.worldcommodityfunds.com

Commodity News

- Platinum
- Silver
- Tin
- Zinc

▼ News Front Page
  - Jim Rogers
▼ RICI Components
  - RICIA Components
  - RICIE Components
  - RICIM Components

Latest News

- **Wool**
  Australia wool industry moves to counter boycotts - Reuters UK
  Jun 3 2008 - 02:49
- **Soybean Oil**
  Nation's largest plant for the alternative fuel opens - Houston Chronicle
  Jun 3 2008 - 01:34
- **Platinum**
  Platinum Futures Gain in Tokyo as Oil Drives Inflation Concern - Bloomberg
  Jun 3 2008 - 01:23
- **Unleaded Gasoline**
  GPS systems position drivers to find cheaper fuel - Boston Herald
  Jun 3 2008 - 00:07
- **Unleaded Gasoline**
  Cost of gas hurting public entities - Abilene Reporter-News
  Jun 2 2008 - 23:18

Resources

Links

- Newsletter & Commentary
  - **Marc Faber's GBD Report**
  - **Grant's Interest Rate Observer**
  - **Jim Rogers Millennium Adventure**
  - **SafeHaven**
  - **Louis Rukeyser's Mutual Funds**
- Trade Groups-Commodity Industry
  - **American Coalition for Ethanol**
  - **World Gold Council**
  - **The Silver Institute**
- Media-Commodity Industry
  - **Platt's**
  - **AgCanada**
  - **Australian Bureau of Meteorology**
- Media-Financial Industry
  - **Investment News**
  - **American Association of Individual Investors**
  - **Futures Magazine**
  - **Lipper Fund Screener**
  - **Morningstar (See 15-page Snapshot of WorldCommodity Fund)**
  - **Google Finance**
  - **Yahoo Finance**

Commodity Indexes

RICI   4488.98
RICIA 1439.77
RICIE 1236.17
RICIM 2327.69
as of February 5, 2008
RICI Charts 1998-2007



Commodity News

- **Silver**
- **Tin**
- **Zinc**

▼ **News Front Page**
  - **Jim Rogers**
▼ **RICI Components**
  - **RICIA Components**
  - **RICIE Components**
  - **RICIM Components**

Latest News

- **Wool**
  Australia wool industry moves to counter boycotts - Reuters UK
  Jun 3 2008 - 02:49
- **Soybean Oil**
  Nation's largest plant for the alternative fuel opens - Houston Chronicle
  Jun 3 2008 - 01:34
- **Platinum**
  Platinum Futures Gain in Tokyo as Oil Drives Inflation Concern - Bloomberg
  Jun 3 2008 - 01:23
- **Unleaded Gasoline**
  GPS systems position drivers to find cheaper fuel - Boston Herald
  Jun 3 2008 - 00:07
- **Unleaded Gasoline**
  Cost of gas hurting public entities - Abilene Reporter-News
  Jun 2 2008 - 23:18

WCF Net Asset Value

NAV   8.87
Change   -0.04
YTD   -14.38%
as of June 2, 2008

Privacy Policy

WorldCommodity Funds

Home | Contact | WCF Sign In

Fund Profile | Fund Manager | Prospectus | Media | Resources | Reading

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Home

Recommended Reading

- Essentials


JIM ROGERS
HOT COMMODITIES
How Anyone Can Invest Profitably in the World's Best Market

Hot Commodities : How Anyone Can Invest Profitably in the World's Best Market

Excellent summary of the value investor's case for higher global commodity prices - historically low supplies married with historically high demand..should mean still higher prices.

- Essentials


Tomorrow's
Gold
Asia's age of discovery
Marc Faber
CLSA

Tomorrow's Gold: Asia's Age of Discovery

Provides prospective and numbers to back the widely held view that Asian economies will dominate 21st century.

Commodity Indexes

RICI 4488.98
RICIA 1439.77
RICIE 1236.17
RICIM 2327.69
as of February 5, 2008

RICI Charts 1998-2007

Commodity News

- All Commodity News
  - Agriculture
    - Grains
      - Azuki Beans
      - Barley
      - Canola
      - Corn
      - Oats
      - Rice
      - Soybean Meal
      - Soybean Oil
      - Soybeans
      - Wheat
    - Cocoa
    - Coffee
    - Cotton
    - Lean Hogs
    - Live Cattle
    - Lumber
    - Orange Juice

- **Arabia**
  
  SAUDI
ARABIA
EXPOSED
JOHN R. BRADLEY
  Saudi Arabia Exposed : Inside a Kingdom in Crisis, Updated Edition

  Reports on daily life in the Kingdom. Perspective on everyday poverty, crime and punishment, prostitution, domestic terrorism.

- **Arabia**
  
  THE RISE CORRUPTION
AND COMING FALL OF
THE
HOUSE
OF
SAUD
SAÏD K. ABURISH
  The Rise, Corruption and Coming Fall of the House of Saud

  Background on Saudi Arabian history; not the most balanced account, viewpoints worth reading.

- **Arabia**
  
  TWILIGHT
IN THE
DESERT
THE COMING
SAUDI OIL SHOCK
AND THE WORLD ECONOMY
MATTHEW R. SIMMONS
  Twilight in the Desert: The Coming Saudi Oil Shock and the World Economy

  Beefy details on oil fields in Arabia. All investors interested in natural resources should read.

    - Rubber
    - Sugar
    - Wool
  - Energy
    - Crude Oil
    - Gas Oil
    - Heating Oil
    - Natural Gas
    - Unleaded Gasoline
  - Metals
    - Aluminum
    - Copper
    - Gold
    - Lead
    - Nickel
    - Palladium
    - Platinum
    - Silver
    - Tin
    - Zinc
- News Front Page
  - Jim Rogers
- RICI Components
  - RICIA Components
  - RICIE Components
  - RICIM Components

Latest News

- **Wool**
  Australia wool industry moves to counter boycotts - Reuters UK
  Jun 3 2008 - 02:49
- **Soybean Oil**
  Nation's largest plant for the alternative fuel opens

- **Commodity**
  
  COMMODITY RESEARCH BUREAU
THE CRB
COMMODITY
YEARBOOK
2006
  The CRB Commodity Yearbook 2006 + CD (Crb Commodity Yearbook)

  Super resource for long-term commodity charts (70-100 years).
- **Commodity**
  
  BENJAMIN GRAHAM
WORLD
COMMODITIES
and WORLD
CURRENCIES
FOREWORD BY IRVING KAHN
  World Commodities and World Currency

  Benjamin Graham, the Dean of value investing, proposes solutions (first published in 1944) to the gold standard, and Bretton-Woods' fiat currencies. Written in the midst of a commodity bull market, Graham is among the first to propose major currencies be tied to a commodity index. Maybe time for a re-read. Hard to find..but any established research library should have a copy.
- **Fun**
  
  Discovering
the Laws
of Life
John Marks Templeton
  Discovering the Laws of Life

- Houston Chronicle
Jun 3 2008 - 01:34

- **Platinum**
  Platinum Futures Gain in Tokyo as Oil Drives Inflation Concern - Bloomberg
  Jun 3 2008 - 01:23
- **Unleaded Gasoline**
  GPS systems position drivers to find cheaper fuel - Boston Herald
  Jun 3 2008 - 00:07
- **Unleaded Gasoline**
  Cost of gas hurting public entities - Abilene Reporter-News
  Jun 2 2008 - 23:18

The other side of master investor, Sir John Templeton. If you like Charlie Munger's 'worldly wisdom', dig in.

- **Fun**


Poor Charlie's
Almanack
Expanded Second Edition
The Wit and Wisdom of
CHARLES T. MUNGER
Foreword By WARREN E. BUFFETT
Edited by Peter D. Kaufman

Poor Charlie's Almanack Expanded Second Edition. The Wit and Wisdom of Charles T. Munger

Coffee-table book, collector's item. A Who's Who of value investors. See "Talk Ten", for new 'worldly wisdom'.

- **Fun**


TONY GWYNN
The Art of Hitting

The Art of Hitting

Fantastic follow up to The Science of Hitting. Ted Williams writes the foreward. Gwynn, the best hitter for average since Ted Williams, analyzes Williams' techniques, adds his own.

- **Fun**

Science of Hitting



Great gift for your favorite little leaguer. World's greatest all-around hitter explains the strike zone. Warren Buffett fans will appreciate this book, as well- Read this source of many metaphors for passive investing, used by Buffett and others.

What Buffett took from it...discipline is important, waiting for your pitch, (never swing at balls).

What Ted says, 'hitting the inside pitch is how you make history in the major leagues. You have to hit it out of the park!'

Buffett would say, bet big, when you find something you understand, and the probabilities are in your favor....

- **Investing**

 **A Short History of Financial Euphoria (Whittle)**

Describes a 20 year cycle where each new generation experiences 'mass euphoria', 'mass insanity' and 'mass escape from sanity'. Well written, and brief; but Gailbraith manages to cover 400 years of financial history without describing any of the commodity bull market manias.

- **Investing**

The Wall Street Waltz: 90 Visual Perspectives : Illustrated Lessons from Financial Cycles and Trends



Coffee-table book, aging, but excellent look at cycles in financial markets. See #58, the 18-year U.S. real estate cycle.

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Home

Contact

Questions about the fund?

If you have questions for the fund manager:

Jim Llewellyn, Portfolio Manager
WorldCommodity Asset Management
6075 Roswell Road, Suite 450
Atlanta, Georgia, 30328
info@worldcommodityfunds.com
Tel: 404-437-7420

View Larger Map

Questions about your account?

For shareholder services:

Mutual Shareholder Services, LLC
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147
Steve Muller
smuller@mutualss.com
Tel: 1-800-595-4922 ext 106
Tel: 440-922-0066 ext 106
Fax: 440-526-4446

Commodity Indexes

RICI 4488.98
RICIA 1439.77
RICIE 1236.17
RICIM 2327.69
as of February 5, 2008
RICI Charts 1998-2007

Commodity News

- ▼ **All Commodity News**
  - ▼ **Agriculture**
    - ▼ **Grains**
      - **Azuki Beans**
      - **Barley**
      - **Canola**
      - **Corn**
      - **Oats**
      - **Rice**
      - **Soybean Meal**
      - **Soybean Oil**
      - **Soybeans**
      - **Wheat**
    - **Cocoa**
    - **Coffee**
    - **Cotton**
    - **Lean Hogs**
    - **Live Cattle**
    - **Lumber**
    - **Orange Juice**

- Rubber
- Sugar
- Wool
- Energy
  - Crude Oil
  - Gas Oil
  - Heating Oil
  - Natural Gas
  - Unleaded Gasoline
- Metals
  - Aluminum
  - Copper
  - Gold
  - Lead
  - Nickel
  - Palladium
  - Platinum
  - Silver
  - Tin
  - Zinc
- News Front Page
  - Jim Rogers
- RICI Components
  - RICIA Components
  - RICIE Components
  - RICIM Components

Latest News

- **Wool**
  Australia wool industry moves to counter boycotts - Reuters UK
  Jun 3 2008 - 02:49
- **Soybean Oil**
  Nation's largest plant for the alternative fuel opens

- **Houston Chronicle**
Jun 3 2008 - 01:34

- **Platinum**
Platinum Futures Gain in Tokyo as Oil Drives Inflation Concern - Bloomberg
Jun 3 2008 - 01:23

- **Unleaded Gasoline GPS systems position drivers to find cheaper fuel - Boston Herald**
Jun 3 2008 - 00:07

- **Unleaded Gasoline Cost of gas hurting public entities - Abilene Reporter-News**
Jun 2 2008 - 23:18

Privacy Policy

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